SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

Silverback Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

82835W108

(CUSIP Number)

Dale Holladay

c/o U.S. Venture Partners

1460 El Camino Real, Suite 100

Menlo Park, CA 94025

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

500 Allerton Street, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 82835W108	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). U.S. Venture Partners XII, L.P. (“USVP XII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
		(a)	☐
		(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

2,069,167 shares, except that Presidio Management Group XII, L.L.C. (“PMG XII”), the general partner of USVP XII, may be deemed to have sole voting power with respect to such shares, and Casey M. Tansey (“Tansey”), the sole managing partner of PMG XII, may be deemed to have shared voting power with respect to such shares and Jonathan D. Root (“Root”), a managing member of PMG XII with additional rights with respect to the Issuer’s securities, may be deemed to have sole voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
		2,069,167 shares, except that PMG XII, the general partner of USVP XII, may be deemed to have the sole power to dispose of such shares, and Tansey, the sole managing partner of PMG XII, may be deemed to have sole dispositive power with respect to such shares and Root, a managing member of PMG XII with additional rights with respect to the Issuer’s securities, may be deemed to have sole dispositive power with respect to such shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,069,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	6.0%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP No. 82835W108	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). U.S. Venture Partners XII-A, L.P. (“USVP XII-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
		(a)	☐
		(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

105,012 shares, except that PMG XII, the general partner of USVP XII-A, may be deemed to have sole voting power with respect to such shares, Tansey, the sole managing partner of PMG XII, may be deemed to have shared voting power with respect to such shares and Root, a managing member of PMG XII with additional rights with respect to the Issuer’s securities, may be deemed to have sole voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
		105,012, except that PMG XII, the general partner of USVP XII-A, may be deemed to have the sole power to dispose of such shares, and Tansey, the sole managing partner of PMG XII, may be deemed to have sole dispositive power with respect to such shares and Root, a managing member of PMG XII with additional rights with respect to the Issuer’s securities, may be deemed to have sole dispositive power with respect to such shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	105,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.3%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP No. 82835W108	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Presidio Management Group XII, L.L.C. (“PMG XII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,174,179 shares, of which 2,069,167 shares are directly owned by USVP XII and 105,012 shares are directly owned by USVP XII-A. PMG XII, the general partner of each of USVP XII and USVP XII-A, may be deemed to have sole power to vote such shares, Tansey, the sole managing partner of PMG XII, may be deemed to have shared voting power with respect to such shares and Root, a managing member of PMG XII with additional rights with respect to the Issuer’s securities, may be deemed to have sole voting power with respect to such shares.
8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER.

2,174,179 shares, of which 2,069,167 shares are directly owned by USVP XII and 105,012 shares are directly owned by USVP XII-A. PMG XII, the general partner of each of USVP XII and USVP XII-A, may be deemed to have sole power to vote such shares, Tansey, the sole managing partner of PMG XII, may be deemed to have sole dispositive power with respect to such shares and Root, a managing member of PMG XII with additional rights with respect to the Issuer’s securities, may be deemed to have sole dispositive power with respect to such shares.

10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,174,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	6.3%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP No. 82835W108	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Casey M. Tansey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
		(a)	☐
		(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 47,619 shares.
	8

SHARED VOTING POWER.

2,174,179 shares, of which 2,069,167 shares are directly owned by USVP XII and 105,012 shares are directly owned by USVP XII-A. PMG XII is the general partner of USVP XII. Tansey, the sole managing partner of PMG XII, may be deemed to have shared voting power with respect to such shares.

	9

SOLE DISPOSITIVE POWER.

2,221,798 shares, of which 47,619 shares are directly owned by Tansey, 2,069,167 shares are directly owned by USVP XII and 105,012 shares are directly owned by USVP XII-A. Tansey, the sole managing partner of PMG XII, may be deemed to have sole dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER. 0 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,221,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	6.4%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No. 82835W108	13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Jonathan D. Root
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

2,270,480 shares, of which 1,063 shares are issuable pursuant to outstanding options exercisable within 60 days of December 4, 2020, 95,238 shares which are directly owned by Root, 2,069,167 shares which are directly owned by USVP XII and 105,012 shares which are directly owned by USVP XII-A. Root, a managing member of PMG XII with additional rights with respect to the Issuer’s securities, may be deemed to have sole power to vote such shares.

	8	SHARED VOTING POWER. 0 shares.
	9

SOLE DISPOSITIVE POWER.

2,270,480 shares, of which 1,063 shares are issuable pursuant to outstanding options exercisable within 60 days of December 4, 2020, 95,238 shares which are directly owned by Root, 2,069,167 shares which are directly owned by USVP XII and 105,012 shares which are directly owned by USVP XII-A. Root, a managing member of PMG XII with additional rights with respect to the Issuer’s securities, may be deemed to have sole dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER. 0 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,270,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	6.5%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No. 82835W108	13D	Page 7 of 14 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Silverback Therapeutics, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 500 Fairview Ave. N, Suite 600, Seattle, Washington 98109.

ITEM 2.	IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of: (i) U.S. Venture Partners XII, L.P., a Delaware limited partnership, (ii) U.S. Venture Partners XII-A, L.P., a Delaware limited partnership, (iii) Presidio Management Group XII, L.L.C., a Delaware limited liability company, (iv) Jonathan D. Root, a citizen of the United States, and (v) Casey M. Tansey, a citizen of the United States (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

USVP XII and USVP XII-A are venture capital funds. PMG XII is the general partner of each of USVP XII and USVP XII-A. Root is a managing member of PMG XII and Tansey is the managing partner of PMG XII. The principal business office of the Reporting Persons is 1460 El Camino Real, Suite 100, Menlo Park, California 94025.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

In March 2020, each of USVP XII and USVP XII-A entered into a Series B preferred stock purchase agreement with the Company and various investors, pursuant to which, in three separate tranches, the Reporting Persons acquired an aggregate of 6,944,444 shares of Series B redeemable convertible preferred stock for an aggregate purchase price of $14,999,999. USVP XII acquired 6,609,027 shares of Series B preferred stock and USVP XII-A acquired 335,417 shares of Series B preferred stock. All of the shares of Series B preferred stock held by USVP XII and USVP XII-A were converted, in connection with the closing of the Company’s initial public offering on December 4, 2020.

In September 2020, each of USVP XII and USVP XII-A entered into a Series C convertible preferred stock purchase agreement with the Company and various investors, pursuant to which, the Reporting Persons acquired an aggregate of 1,128,289 shares of Series C redeemable convertible preferred stock for an aggregate purchase price of $3,847,465. USVP XII acquired 1,073,793 shares of Series C preferred stock and USVP XII-A acquired 54,496 shares of Series C preferred stock. All of the shares of Series C preferred stock held by USVP XII and USVP XII-A were converted, in connection with the closing of the Company’s initial public offering on December 4, 2020.

The Company effected a 1-for-3.713 reverse stock split of its common stock on November 30, 2020. Accordingly, unless otherwise noted above, all share and per share amounts have been adjusted to reflect this reverse stock split.

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital. Certain purchases by USVP XII and USVP XII-A were made using its working capital funded partially through a line of credit with First Republic Bank in the normal course of business and then paid down from the proceeds from investor capital calls.

CUSIP No. 82835W108	13D	Page 8 of 14 Pages

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4, as applicable.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, on an on-going basis, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Company that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Amended and Restated Investors’ Rights Agreement by and among the Company, USVP XII, USVP XII-A and PMG XII and certain other parties thereto, dated as of September 22, 2020.

As of the date of this Schedule 13D, and except as provided herein, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Root is a Company director named by one or more Reporting Persons.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Notwithstanding the foregoing but subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Company from time to time in open market or private transactions, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Company’s securities, other developments concerning the Company, other opportunities available to the Reporting Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Company at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

CUSIP No. 82835W108	13D	Page 9 of 14 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 34,791,709 outstanding shares of common stock outstanding as disclosed by the Company in its Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on December 4, 2020 and giving effect to an additional 1,725,000 shares issued and sold by the Company to the underwriters pursuant to the underwriters’ option.

(c)           Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the common stock of the Issuer during the past 60 days.

(d)          Under certain circumstances set forth in the limited partnership agreements of USVP XII and USVP XII-A and the limited liability company agreement of PMG XII, the partners and the members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member.

(e)          Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Under certain circumstances set forth in the limited partnership agreements of USVP XII and USVP XII-A and the limited liability company agreement of PMG XII, the partners and the members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated into this Item 6 by reference herein.

In connection with acquisition of the preferred stock of the Company, each of USVP XII and USVP XII-A and certain other investors entered into an Amended and Restated Investors’ Rights Agreement dated as of November 30, 2020, entitling such parties to the registration of their shares, including demand registration rights, Form S-3 registration rights, deferral of registration, and piggyback registration. The Amended and Restated Investors’ Rights Agreement also provides information and inspection rights, preemptive rights and rights related to appointment of directors to certain shareholders, but such rights automatically terminated upon the closing of Company’s initial public offering. This summary description does not purport to be complete, and is qualified in its entirety by the Amended and Restated Investors’ Rights Agreement, a copy of which is filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on November 10, 2020 (the “S-1”) and is incorporated herein by reference.

Jonathan D. Root, in his capacity as a director of the Company, and along with the other directors of the Company, entered into an indemnification agreement with the Company providing for indemnification to the fullest extent permitted by applicable law and the Company’s certificate of incorporation, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement filed with the Securities and Exchange Commission as Exhibit 10.1 to the Company’s Registration Statement on Form S-1 and is incorporated herein by reference.

In connection with his service on the Company’s board of directors, Root received an option to purchase 38,270 shares of the Company’s Common Stock; the option is immediately exercisable, as of the date hereof, with the shares vesting monthly in equal installments over 36 months.

CUSIP No. 82835W108	13D	Page 10 of 14 Pages

In connection with the Company’s initial public offering, Reporting Persons, together with other existing stockholders and executive officers and directors of the Company, entered into a Lock-Up Agreement. Pursuant to such Lock-Up Agreement, the Reporting Persons agreed that they will not sell, transfer or dispose of, directly or indirectly, any of the Company’s Common Stock or securities convertible into or exercisable or exchangeable for the Company’s Common Stock for a period of 180 days after the public offering date set forth on the final prospectus of the Company. This summary description does not purport to be complete, and is qualified in its entirety by the Lock-Up Agreement attached as Exhibit 1.1 filed with the Securities and Exchange Commission as Exhibit 1.1 to the S-1/A filed with the Securities and Exchange Commission on November 30, 2020 (the “S-1/A”) and is incorporated herein by reference.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney
EXHIBIT 1.1	Lock-Up Agreement entered into by and among the Company, the underwriters and certain others (incorporated by reference to Exhibit 1.1 of the Company’s S-1/A).
EXHIBIT 4.2	Amended and Restated Investors’ Rights Agreement, dated as of September 22, 2020, among the Company, the Investors and the Founders (incorporated by reference to Exhibit 4.2 of the Company’s S-1).
EXHIBIT 10.1	Form of Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.1 of the Company’s S-1).

CUSIP No. 82835W108	13D	Page 11 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2020

PRESIDIO MANAGEMENT GROUP XII, L.L.C.

U.S. Venture Partners XII, L.P.	Jonathan D. Root
By Presidio Management Group XII, L.L.C.
Its General Partner	CASEY M. TANSEY

U.S. Venture Partners XII-A, L.P.
By Presidio Management Group XII, L.L.C.
Its General Partner

By:	/s/ Dale Holladay	By:	/s/ Dale Holladay
	Dale Holladay, Chief Financial Officer/Attorney-In-Fact for the above-listed entities		Dale Holladay, Attorney-In-Fact for the above-listed individuals

CUSIP No. 82835W108	13D	Page 12 of 14 Pages

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Silverback Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: December 14, 2020

PRESIDIO MANAGEMENT GROUP XII, L.L.C.

U.S. Venture Partners XII, L.P.
By Presidio Management Group XII, L.L.C.
Its General Partner	Jonathan D. Root

CASEY M. TANSEY

U.S. Venture Partners XII-A, L.P.
By Presidio Management Group XII, L.L.C.
Its General Partner

By:	/s/ Dale Holladay	By:	/s/ Dale Holladay
	Dale Holladay, Chief Financial Officer/Attorney-In-Fact for the above-listed entities		Dale Holladay, Attorney-In-Fact for the above-listed individuals

CUSIP No. 82835W108	13D	Page 13 of 14 Pages

exhibit B

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Dale Holladay his or its true and lawful attorney-in-fact (the “Attorney-in-Fact”) to:

(1)       execute for and on behalf of each undersigned (a “Reporting Person”) any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13H, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (collectively, the “Reports”) with respect to each Reporting Person’s (a) status as an officer or director of, or (b) ownership of, or transactions in, securities of, any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (each, a “Company”);

(2)       do and perform any and all acts for and on behalf of each Reporting Person which may be necessary or desirable to complete and execute any such Reports and timely file such forms and schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)       take any other action of any type whatsoever in connection with the foregoing which, in the opinion of either such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by either such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

The undersigned hereby grants to the Attorney-in-Fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that no such attorney-in-fact, in serving in such capacity at the request of the undersigned, is hereby assuming, nor is the Company hereby assuming, any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

Each Reporting Person hereby further authorizes and designates each of Casey M. Tansey and Kenji Yanagishita (each, an “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Attorney-in-Fact or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 or Schedules 13G/D with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the Attorney-in-Fact. Each Reporting Person acknowledges that the Attorney-in-Fact, in serving in such capacity at the request of the undersigned, is not hereby assuming any of the undersigned’s responsibilities to comply with state or federal securities laws.

CUSIP No. 82835W108	13D	Page 14 of 14 Pages

Date: November 4, 2020

Presidio Management Group XII, L.L.C.		U.S. Venture Partners XII, L.P.
By Presidio Management Group xII, L.L.C.
Its General Partner

By:	//Casey M. Tansey	By:	//Casey M. Tansey
	Name: Casey M. Tansey		Name: Casey M. Tansey
	Title: Managing Member		Title: Managing Member

U.S. VENTURE PARTNERS XII-A, L.P.
By Presidio Management Group xII, L.L.C.
Its General Partner

		By:	//Casey M. Tansey
Name: Casey M. Tansey
Title: Managing Member

//Steven M. Krausz	//Casey M. Tansey
Steven M. Krausz	CASEY M. TANSEY

//Richard W. Lewis	//Jonathan D. Root
Richard W. Lewis	Jonathan D. Root

//Dafina Toncheva
Dafina Toncheva